ArentFox Schiff LLP
1717 K Street, NW
Washington, DC 20006

202.857.6000 MAIN
202.857.6395 FAX

afslaw.com

Marc Rivera
Partner
202.350.3643 DIRECT
marc.rivera@afslaw.com

June 4, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Attention: Christie Wong, Michael Fay, Jane Park and Margaret Sawicki

Re:	YD Bio Limited

Amendment No. 5 to Registration Statement on Form F-4

Filed April 30, 2025

File No. 333-283428

Ladies and Gentlemen:

This letter is being submitted on behalf of YD Bio Limited (the “Company”) in response to the comment letter, dated May 15, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 5 to Registration Statement on Form F-4 filed on April 30, 2025 (the “Registration Statement”). Concurrently with this response, the Company has filed Amendment No. 6 to the Registration Statement on Form F-4/A pursuant to the Staff’s comments (the “Amended Registration Statement”).

Amendment No. 5 to Form F-4 filed April 30, 2025

The Business Combination

Breeze’s Board of Directors’ Reasons for the Approval of the Business Combination, page

107

1.

We refer to your disclosure on page 121 that CIAA used the Market Approach to calculate YD Biopharma’s enterprise valuation as ranging from $826.8 million and $978.38 million. You also state that YD Biopharma’s enterprise value based on the Income Approach was based on updated projections provided by YD Biopharma. Please revise your disclosure to provide greater detail of how CIAA used its Income Approach, which provided a final valuation of $1.14 billion, in calculating the final enterprise valuation.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 131-148 in the Amended Registration Statement.

June 4, 2025 Page 2

2.	We note your disclosure on page 121 that CIAA’s determination of YD Biopharma’s enterprise value in January 2025 was based on prospective information provided by YD Biopharma, which represented “updated projections from those used in connection with the CIAA Breast Cancer License Valuation.” Please revise to clearly specify the material differences in the projections and prospective information provided by YD Biopharma in connection with CIAA’s Breast Cancer License Valuation and the CIAA Enterprise Valuation.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 146-148 of the Amended Registration Statement.

3.	We note your disclosure on page 116 that YD Biopharma management’s assumptions rely on the expectation that cooperative pharmaceutical factories will enter the breast cancer diagnostics market beginning in 2025. Please expand your disclosure, where appropriate, to discuss the cooperative pharmaceutical factories in greater detail and clarify whether YD Biopharma has entered into any agreements with such pharmaceutical factories to date, and if so, please file such agreements as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 117-119, 143-145, and 152-154 of the Amended Registration Statement.

June 4, 2025 Page 3

4.	We note your disclosure on page 122 relating to the assumptions underlying YD Biopharma’s management’s projections with respect to CIAA’s Enterprise Valuation. Please revise your disclosure to address the following comments:

●	Describe why you include assumptions regarding “Health Food” and how this fits into YD Biopharma’s current or planned operations (or specify that this relates to your supplement business, if true), and clarify how “Drugs and Medical Devices” is separate from the individual drugs and medical devices detailed separately.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 148-149 of the Amended Registration Statement.

●	We note that the assumptions underlying the projections provided by YD Biopharma’s management include projected market sizes and anticipated compound annual growth rates. You also state that the projected revenue growth rates are derived from market studies in the oncology and ophthalmology sectors that “reflect growing demand for early cancer detection technologies and ophthalmic treatments.” Please revise to discuss any material assumptions underlying these projections, as well as disclose the discount rate used for the Enterprise Valuation. Please also expand your disclosure to specify the sources and citations that support the statements, including the market studies referenced in your disclosure; and

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 148-154 of the Amended Registration Statement.

●	When referring to estimated market sizes for each industry referenced, please revise to specify the year and jurisdiction for each such market valuation. By way of example only, we note your disclosure on page 117 that “the U.S. breast cancer testing market size is $2.79 billion, while the major global markets, including the Americas, the European Union and Asia, have a total market size of approximately $4.07 billion…”.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 113-114 of the Amended Registration Statement.

5.	We note your response to prior comments 7 and 8. Please address the following comments:

●	We note discussions of comparable companies for both the Breast Cancer License Valuation, but it appears only Grail’s data was used for the Market Approach valuation. In this regard, we note statements like the following on page 114 with respect to the Breast Cancer License Valuation: “Specifically, CIAA looked at Grail’s valuation…CIAA applied a market size adjustment of 145.85% ($4.07 billion/$2.79 billion) to Grail’s valuation when determining a global market valuation range for YD Biopharma of between $747 million and $884 million.” Explain how CIAA considered these other comparable companies and revise to clarify that their data did not factor into the valuation conclusion reached by CIAA in this Report, if true; and

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 114-116 and 129-130 of the Amended Registration Statement.

●	Similarly, we note your statement that “the CIAA Breast Cancer License Valuation compared the detection technology capabilities of EG BioMed with those of other comparable companies. The analysis evaluated factors such as the methodology employed by each detection method, its intended use (e.g. tracking versus screening), clinical data sensitivity, product specifications, and pricing.” However, it appears based in Annex D, page 26 that the valuation that was quantified using the Market Approach was based solely on Grail’s valuation, without considering these other factors from comparable companies (noted in Annex D, page 16). If true, please revise to state such or advise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 115 of the Amended Registration Statement.

June 4, 2025 Page 4

6.	We note the revenue forecast on page 116 related to the CIAA Breast Cancer License Valuation includes revenues from 2025 through 2031 and the related assumptions refer to the breast cancer diagnostic test being launched in 2032. Please revise to clarify the source of the revenues for the periods before 2032. In addition, we note you assume that the Breast Cancer Diagnostics figures for Europe and Asia each represent a 20% market share in 2032, and the 2032 market size equals the 2032 revenues included in the table. However, for the U.S. market the revenues per the assumptions equals $878 million, not $1,040 million. Please clarify the difference.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 117 and 143 of the Amended Registration Statement.

7.	As it relates to the CIAA Market Approach and Income Approach for the Breast Cancer License Valuation, please expand your disclosure to provide the following:

•	Greater detail regarding the specific regulatory approvals;

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 119 of the Amended Registration Statement.

●	Greater detail explaining the ratio of the number of breast cancer diagnostics to the number of all cancer tests and how the ratio was determined; and

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 114 of the Amended Registration Statement.

●	Greater detail showing in tabular form the calculations underlying and supporting the market valuations for the Income Approach.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 113-114 and 127-130 of the Amended Registration Statement.

8.	As it relates to the CIAA Enterprise Valuation, please expand your disclosure to provide the following:

•	Greater detail regarding the specific regulatory approvals;

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 154 of the Amended Registration Statement.

June 4, 2025 Page 5

●	Greater detail explaining the ratio of the number of breast cancer diagnostics to the number of all cancer tests and how the ratio was determined, as well as an explanation of why a similar analysis is not shown with respect to pancreatic cancer diagnostics; and

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 130 of the Amended Registration Statement.

●	Greater detail showing in tabular form the calculations underlying and supporting the enterprise value under the Market Approach and the Income Approach.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 125-147 of the Amended Registration Statement.

9.	We note your references to Grail’s 2019 and 2020 valuations for both the Breast Cancer License Valuation and the Enterprise Valuation. Please explain to us and provide a related analysis of how GRAIL’s current stock market valuation would impact these valuations and describe to us any other considerations you have related to its current stock market capitalization and the valuations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that while GRAIL is a company with similar technology to YD Biopharma, it is not suitable as a comparable company from 2024 to 2025.

An examination of Yahoo Finance data shows that GRAIL’s enterprise value (EV) was consistently underwater for most of its first year as a stand-alone public company. At the quarter-end closest to its June 24, 2024 spin-off, the EV stood at negative US $388.6 million; three months later, on September 30, 2024, it remained deeply negative at US $381.3 million. Although the deficit narrowed to –US $169.5 million by December 31, 2024, GRAIL’s balance sheet did not tip into positive territory until the first quarter of 2025, reaching an EV of US $190.5 million on March 31, 2025 and climbing to US $678.1 million by May 31, 2025. This prolonged period of negative enterprise value during 2024 underscores a severe market dislocation and, in turn, renders GRAIL unsuitable as a guideline company for YD Biopharma’s market-based valuation analyses.

GRAIL’s value decreased after its listing, mainly due to Illumina’s failed acquisition transaction arrangement, rather than the normal industry development trend under conventional transactions. Therefore, the decline in GRAIL’s stock price does not mean that the value of YD Biopharma, which has the same technology, needs to decline as well.

GRAIL’s decline from the value implied by Illumina’s 2020 take-over price to the far more modest levels seen after its 2024 Nasdaq debut can be traced to three tightly linked forces: the strategic detour created by Illumina’s attempted reacquisition, the messy unwind of that deal under antitrust pressure, and the structural burdens that now weigh on the newly public company.

Illumina originally spun GRAIL out in 2015, giving the blood-based, multi-cancer early-detection pioneer the independence—and venture capital—to refine its flagship Galleri test, which can scan for more than fifty tumor types from a single vial of blood. By 2020, convinced that the technology could anchor a diagnostics franchise, Illumina agreed to pay US $8 billion to bring GRAIL back in-house, marrying its own dominance in DNA-sequencing hardware with Galleri’s downstream clinical promise. That price effectively fixed the public’s first benchmark for GRAIL’s worth.

The trouble began even before money changed hands. Both the U.S. Federal Trade Commission and the European Commission warned that Illumina’s control of the leading sequencing platform could choke rival MCED developers. Illumina nevertheless closed the deal while reviews were still pending—a gambit that triggered a €432 million “gun-jumping” fine in Europe and a parallel lawsuit in the United States. Regulators ultimately ordered a full divestiture. In the interim, Illumina’s own market capitalization evaporated by roughly US $50 billion, emboldening activist investor Carl Icahn to wage—and win—a proxy fight that swept out the company’s chief executive and several directors.

June 4, 2025 Page 6

Forced to unwind the acquisition, Illumina completed a formal spin-off of GRAIL on June 24, 2024. Each Illumina shareholder received one new GRAIL share for every six Illumina shares held, while Illumina itself kept a 14.5% stake. GRAIL opened at US $18.63 a share, implying an equity valuation of about US $580 million—more than 90 per cent below the headline 2020 purchase price. Even after a partial rebound to roughly US $1.21 billion in May 2025 (enterprise value: US $678 million), the company still trades at a steep discount to that earlier, regulator-blocked bid.

The failed acquisition continues to shape both sentiment and fundamentals. Since listing, GRAIL has oscillated wildly—gaining as much as 18% in a single session on positive clinical data, then surrendering more than 23% on concerns over cash burn. Those concerns are real: GRAIL recorded a US $670 million operating loss in 2023 and, even with projected 19% year-on-year revenue growth, expects to consume up to US $320 million in cash during 2025. Under the separation terms, Illumina must fund GRAIL’s operations for two-and-a-half years, but that support also cements GRAIL’s dependence on the very sequencing supplier it can no longer join. Finally, management has pushed its planned pre-market approval submission to the U.S. FDA into the first half of 2026, adding regulatory timing risk to an already delicate investment case.

Together, the overhang of antitrust litigation, the dramatic reset of market expectations after the spin-off, and the company’s sizable funding and execution challenges explain why GRAIL’s post-IPO valuation sits so far below the heights once promised by Illumina’s 2020 take-over price.

Since 2024, GRAIL’s valuation has fallen by more than 95%, a collapse driven less by operating fundamentals than by exogenous, market-detached shocks. Regulators imposed heavy penalties on Illumina for “close-first, review-later” conduct and ultimately ordered a full divestiture, forcing GRAIL to list hastily with no capital-raising runway. Shareholder confidence in the deal evaporated, pushing the share price still lower. On top of these setbacks, GRAIL’s business model faces two structural constraints—a high price per test of US $949 and only 3.2% market penetration as of year-end 2024—both of which cap its ability to scale.

YD Biopharma, by contrast, has sidestepped GRAIL’s valuation trap through superior technology metrics, a far leaner cost structure and a cleaner market position. Technically, YD’s breast-cancer assay delivers 95.7% sensitivity accuracy versus GRAIL’s 64% while its pancreatic-cancer test attains 99% accuracy versus GRAIL’s 87.3%. The cost advantage is even starker: YD charges just US $480 per test, roughly half of GRAIL’s price, and has spent less than US $6 million on total R&D compared to GRAIL’s US $2.1 billion outlay between 2020 and 2025. In addition, YD carries none of GRAIL’s regulatory fines or forced spin-off baggage and has already established a direct-to-consumer sales channel that lowers adoption hurdles.

For these reasons, YD Biopharma’s enterprise value should not be discounted on the basis of GRAIL’s idiosyncratic valuation pressures. YD faces none of the structural risks that burden GRAIL, demonstrates clear technological and pricing leadership, and maintains a stable capital structure with well-defined paths to profitability. Under a market approach using guideline public companies, YD Biopharma’s valuation as of December 31, 2024 remains sound and warrants no downward adjustment for circumstances unique to GRAIL.

Enterprise and breast cancer license value needs to be adjusted upward

Using GRAIL’s pre-acquisition equity values—US $6.1 billion in 2019 and US $7.0 billion in 2020—as guideline benchmarks, YD Biopharma’s enterprise value should be increased, not discounted, to reflect two material strengths: a compelling price advantage and markedly higher test sensitivity.

1. Price Advantage

YD sells its breast-cancer assay for US $480 per test, roughly 50 % below GRAIL’s US $949 price. In the U.S. MCED market, where cost remains the biggest adoption hurdle, such a discount typically accelerates uptake 1.5- to 2-fold; low-priced entrants have achieved 8–12 % penetration in year 1, a level that premium brands need two to three years to match. Applying a conservative 25 % competitor-discount factor, the enterprise value adjustment is:

EV<sub>adjusted</sub> = EV<sub>unadjusted</sub> ÷ (1 − 0.25)

The pricing edge alone could double early-stage revenue and profitability, warranting a proportional uplift in YD’s valuation.

June 4, 2025 Page 7

2. Technical Advantage

YD’s assays also outperform on accuracy—95.7 % sensitivity in breast-cancer detection and 99 % accuracy in pancreatic-cancer detection versus GRAIL’s 64 % and 83.7%, respectively. Higher precision supports repeat testing in post-surgical monitoring, creating durable, annuity-like revenue that GRAIL cannot match at current performance levels.

Metric	YD Biopharma	GRAIL	Delta	% Better than GRAIL
Sensitivity Rate in Breast Cancer	95.7%	64% (52%-76%)	32% (43.7-19.3%)	50%
Sensitivity Rate in Pancreatic Cancer	99%	83.7% (62-89%)	15% (37%-10%)	18%
Revenue Contribution*	51.39%	N/A	—	—

Source:

https://eg-bio.com/en/breast-cancer-monitoring-blood-test/

https://grail.com/press-releases/grail-announces-positive-new-data-with-multi-cancer-early-detection-blood-test-from-ccga-study/

https://grail.com/press-releases/grail-announces-final-results-from-the-pathfinder-multi-cancer-early-detection-screening-study-at-esmo-congress-2022/

To capture the uplift from YD Biopharma’s higher test sensitivity, we adjust enterprise value as follows:

EV <sub>adjusted</sub> = EV <sub>unadjusted</sub> × [1 + (ΔSensitivity ⁄ Sensitivity<sub>GRAIL</sub>) × Revenue<sub>share</sub>]

ΔSensitivity – YD’s incremental sensitivity advantage over GRAIL.

Sensitivity<sub>GRAIL</sub> – GRAIL’s reported sensitivity for the same indication.

Revenue<sub>share</sub> – the share of YD’s total revenue derived from the superior assay.

Conclusion

Because YD Biopharma avoids GRAIL’s regulatory baggage while offering both lower prices and superior diagnostic accuracy, its enterprise value, calculated from GRAIL’s 2019–2020 benchmarks, should be adjusted upward—not discounted—to capture these measurable competitive advantages.

Market Approach Valuation Adjustment and Value Analysis

1.	Enterprise Value Calculation Framework

a)	Base valuation: Derived from GRAIL’s 2019–2020 multiples for breast/pancreatic cancer segments.

b)	Price competitiveness adjustment: Apply 25% discount rate to reflect YD Biopharma’s pricing edge.

c)	Technical superiority adjustment: Apply 16.32% uplift for sensitivity advantage.

June 4, 2025 Page 8

Final Formula:

Final Enterprise Value=(Base EV/ (1-0.25))×1.1632

This translation strictly adheres to the original content structure and financial model.

Calculate the enterprise value of YD Biopharma using GRAIL’s 2019-2020 breast cancer plus pancreatic cancer statistical multiples, and adjust the impact of product price competitiveness and technological competitiveness on enterprise value to obtain the final valuation

Enterprise Valuation Adjusted of Market Approach
USD thousand	2019	2020
GRAIL’s valuation (A)	6,000,000	7,100,000
Get revenue	No	No
The ratio of the number of breast cancer diagnostics to the number of all cancer tests (B)	13.78%	13.78%
YD Biopharma ’s Enterprise Value (C )=(A)X(B)	826,800	978,380
Adjustment
1. Product market comparison and adjustment (D )	75.00%	75.00%
Market value after market comparison adjustment (E)=(C)/(D )	1,102,400	1,304,507
2. Technical sensitivity adjustment (F)	16.32%	16.32%
Market value after Technical sensitivity adjustmentv(G)=(E)X(1+(F))	1,282,331	1,517,425

Technical Superiority Impact - Breast and Pancretic Cancer

Metric	YD Biopharma	Grail	Delta	% better than Grail
Sensitivity Rate in Breast Cancer	95.7%	64.0%	32%	50%
Sensitivity Rate in Pancreatic Cancer	99%	83.7%	15%	18%
Revenue Contribution*	32.64%	N/A	—
Average Impact	16.32%

2.	Breast Cancer License Value Calculation Framework

a)	Base valuation: Derived from GRAIL’s 2019–2020 multiples for breast cancer segments.

b)	Price competitiveness adjustment: Apply 25% discount rate to reflect YD Biopharma’s pricing edge.

c)	Technical superiority adjustment: Apply 14.86% uplift for sensitivity advantage.

Final Formula:

Final Breast Cancer License Value=(Base Breast Cancer License Value / (1-0.25))×1.1486

This translation strictly adheres to the original content structure and financial model.

Calculate the breast cancer value of YD Biopharma using Grail’s 2019-2020 breast cancer statistical multiples, and adjust the impact of product price competitiveness and technological competitiveness on License value to obtain the final valuation.

June 4, 2025 Page 9

Breast Cancer License Valuation Adjusted of Market Approach

Unit:USD 000’	2019	2020
Grail’s valuation (A)	6,000,000	7,100,000
Get revenue	No	No
The ratio of the number of breast cancer diagnostics to the number of all cancer tests (B)	8.55%	8.55%
Market size adjustment (C)	145.85%	145.85%
YD Biopharma’s Breast cancer diagnostics Value (D)=(A)X(B)X(C)	748,211	885,382
Adjustment
1. Product market comparison and adjustment (D)	75.00%	75.00%
Market value after market comparison adjustment(E)=(C)/(D)	997,615	1,180,509
2. Technical sensitivity adjustment-Only Breast Cancer Detection (F)	14.86%	14.86%
Market value after Technical sensitivity adjustment (G)=(E)X(1+F)	1,145,854	1,355,926

Technical Superiority Impact - Breast Cancer

Metric	YD Biopharma	Grail	Delta	% better than Grail
Sensitivity Rate in Breast Cancer	95.7%	64.0%	32%	50%
Revenue Contribution*	29.72%	N/A	—
Average Impact	14.86%

3.	Final conclusion of Enterprise value

a)	We used the market approach, the income approach and the market approach after adjustment to calculate three different results, which are listed in the table below

Approach / Value	EV-Income Approach 2024/12/31	EV-Market Approach 2024/12/31	EV-Adjusted Market Approach 2024/12/31
Low	811,998	826,800	1,282,331
High	1,686,980	978,380	1,517,425

b)	We use a bar chart to show the high and low values calculated by each method (see the figure below)

June 4, 2025 Page 10

We found two overlapping value ranges emerge from the three valuation methodologies:

Range	Methodology Combination	Value Interval (USD)
First Overlap Region	Income Approach & Market Approach	$827M – $978M
Second Overlap Region	Income Approach & Adjusted Market Approach	$1,282M – $1,571M

A. First Overlap Region ($827M – $978M)

Methodological Basis:

●	Income Approach: Discounted cash flow (DCF) of YD Biopharma’s projected product revenue streams.

●	Market Approach: Derived from GRAIL’s 2019–2020 valuation multiples (pre-revenue stage), adjusted for breast/pancreatic cancer detection rates.

Key Justifications:

●	Historical comparability: GRAIL’s 2019–2020 valuations reflect investor confidence in MCED technology prior to Illumina’s acquisition disputes.

●	Minimal adjustment rationale: GRAIL’s post-IPO valuation collapse (-95%) stems from non-market factors (regulatory penalties, forced spin-off), which do not affect YD Biopharma’s standalone fundamentals.

B. Second Overlap Region ($1,282M – $1,571M)

Methodological Basis:

●	Adjusted Market Approach: Incorporates:

●	Pricing advantage: YD Biopharma’s $480/test vs. GRAIL’s $949/test.

●	Technical superiority: 89% sensitivity (breast cancer) vs. GRAIL’s 52%, and 92% sensitivity (pancreatic cancer) vs. GRAIL’s 67%.

Limitations:

●	Theoretical assumptions: Adjustments rely on unproven market adoption rates and hypothetical technical impact.

●	Lack of transactional evidence: YD Biopharma’s products lack real-world sales data to validate premium pricing or sensitivity-driven demand.

Recommended Conclusion

Selected Range: $827M – $978M (First Overlap Region)

●	Aligns with YD Biopharma’s February 22, 2025 Enterprise Valuation Report.

●	Avoids speculative adjustments unsupported by current market evidence.

●	Maintains methodological conservatism given GRAIL’s non-comparable post-IPO distortions.

This translation strictly adheres to the original analytical structure and valuation terminology, preserving the professional tone of a financial advisory report.

June 4, 2025 Page 11

Information about YD Biopharma

The Business

Industry Background and Market Trends, page 191

10.	Given your disclosure that you are seeking to sell your products in Taiwan and have sold your products to date in Taiwan, please revise your disclosure in this section to disclose the industry background and market trends in Taiwan.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 221-223 of the Amended Registration Statement.

Advancing Noninvasive Cancer Detection with Circulating Cell-Free DNA (“cfDNA”)

Methylation Technology, page 193

11.	We note your disclosure on page 197: “EG BioMed intends to seek approval for a version of this [pancreatic blood cancer] test that does not strictly fall within the definition of an LDT….if approval is obtained, YD Biopharma intends to market (1) the approved version of the pancreatic cancer diagnostic test and (2) the LDT version of the pancreatic cancer diagnostic test (in compliance with the requirements for the test to be deemed an LDT). This is because certain markets and entities may prefer to utilize the product as an FDA approved test, while others may prefer to utilize the product as an LDT.” A similar statement with respect to the breast cancer diagnostic test appears on pages 216-217. Please revise to specify the characteristics that would require these tests to have FDA approval as opposed to being marketed as an LDT.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 228 and 245-246 of the Amended Registration Statement.

Exhibits

12.	We note your response to prior comment 2. We note your disclosure that “Subscription Agreements for an aggregate of $10,000,000 in PIPE Financing have been signed” and “[t]he YD Stock will be issued and sold pursuant to a stock purchase agreement” and “[a]s of the date of this filing, there are no remaining open items to be negotiated for the PIPE Financing, except with respect to the registration rights agreement.” Please revise to file these agreements, or forms thereof, as exhibits to the Registration Statement. We understand the registration rights agreement may not yet be available.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Form of Subscription Agreement has been filed as Exhibit 10.16 to the Amended Registration Statement. In addition, the Company advises the staff that as of the date of the filing of the Amended Registration Statement, the aggregate amount subscribed in the PIPE Financing has increased to $12.7 million. This increase is reflected on the prospectus cover as well as pages v, xiii, 12, 14, 57, 87, 91, 92, and 274 of the Amended Registration Statement.

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June 4, 2025 Page 12

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Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Sincerely,
ARENTFOX SCHIFF LLP

/s/ Marc Rivera
By: Marc Rivera

Enclosures